Old Westbury Funds, Inc.
103 Bellevue Parkway
Wilmington, DE 19809

December 9, 2021

VIA EDGAR

David Manion
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:         Old Westbury Funds, Inc. (File Nos. 033-66528 and 811-07912) (the “Registrant”) — Review of Annual Report Disclosures

Dear Mr. Manion:

Thank you for your telephonic comments received on November 10, 2021 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report (the “Report”) of the Registrant and its series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal year ended on October 31, 2020. The Registrant has considered your comments and hereby makes the responses discussed below. Below, we describe the changes that will be made to the Registrant’s Report and/or registration statement on a going forward basis in response to the Securities and Exchange Commission staff’s (the “Staff’s”) comments.

1.	Comment: Please confirm, pursuant to Regulation S-X, Rule 12-12, whether the preferential dividend rates with respect to the Old Westbury Large Cap Strategies Fund’s holdings of preferred securities were known. For Funds that hold preferred shares with a stated rate of income, please disclose the interest rate or preferential dividend rates on the preferred shares, if applicable, in the “Portfolio of Investments” in future filings.

Response: The disclosure will be revised accordingly on a going-forward basis.

2.	Comment: Please confirm supplementally whether the Registrant is in compliance with Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), in particular, with respect to the 17f-2 reports provided by the Registrant’s independent public accounting firm for the Funds for the period ended 10/31/2020. The Staff notes that the examinations were conducted in June, August, and September. However, management’s attestation is dated December 23, 2020. Please explain supplementally the lapse in time from the date of each examination and the date of management’s attestation. Please also discuss the timing of the dates of the materials from the Fund’s independent public accounting firm regarding the 17f-2 reports.

Response: We note that the examinations were conducted in accordance with the requirements of Rule 17f-2(f) and such examinations were appropriately evaluated promptly thereafter. On a going forward basis, the Company undertakes that the required attestations will be filed promptly as required by Rule 17f-2(f).

3.	Comment: Please discuss whether any shareholder of the Funds holds more than 5% of the shares of any Fund. Please include whether these are omnibus accounts, affiliates, or other sources.

Response: As disclosed in the Funds’ registration statement, as of February 1, 2021, NAIDOT & Co., acting in various capacities for numerous accounts, was the owner of record of 5% or more of each Fund’s outstanding shares. We will include a disclosure regarding this omnibus account in the Report on a going-forward basis.

4.	Comment: Note 6, paragraph G in the “Notes to Financials” identifies large contributions made during the year pursuant to Rule 17a-7 on behalf of the Old Westbury Large Cap Strategies Fund and the Old Westbury Credit Income Fund. Please confirm whether these affiliated transactions were from affiliated funds and, if so, whether any realized gains or losses were recognized by the selling fund. Please supplementally confirm the board’s oversight and review of compliance with Rule 17a-7.

Response: We confirm that the transactions were affected between the applicable funds and certain affiliated funds under the oversight of the board and in accordance with the 17a-7 procedures. Since the affiliated fund was liquidated subsequent to the transactions but before the end of the period covered by the Report, realized gains or losses were excluded from Note 6.

5.	Comment: The Staff notes that several of the Funds held securities issued by other investment companies. Under Regulation S-X, Item 6-07(7)(b), any distributions of realized gains from underlying funds is required to be broken out separately in the Funds’ Statement of Operations. Please confirm whether there were capital gains distributions attributed to underlying funds for the relevant funds for the period covered by the Report. Please disclose such distributions separately in the Statement of Operations in future filings.

Response: We confirm that there were no capital gains distributions attributed to underlying funds for the relevant funds for the period covered by the Report. Any such distributions will be disclosed separately in the Statement of Operations in future filings.

6.	Comment: Note 6, paragraph B in the “Notes to Financials” provides that the Funds pay Bessemer Trust Company, N.A. and Bessemer Trust Company, affiliates of the investment adviser, a 0.03% fee for non-advisory administrative services. As this fee is paid to an affiliate, please discuss where these amounts are recorded. Please disclose such amounts in the Statement of Operations in future filings pursuant to Regulation S-X, Item 6-07(2)(A) and FASB ASC 946-220-45-3.

Response: The non-advisory administrative services fees paid to the affiliate of the investment adviser is included in Administration and Accounting fees within the Statement of Operations. Such amounts will be disclosed separately in the Statement of Operations on a going-forward basis.

7.	Comment: The Staff notes that the Old Westbury Small & Mid Cap Strategies Fund and Old Westbury Credit Income Fund have retained Citibank, N.A. as co-custodian. However, custodian fees appear to be co-mingled with fees paid to Bessemer Trust Company, an affiliated custodian. Please break out the affiliated fees in the Statement of Operations.

Please also consider redesignating custodian fees paid to Bessemer Trust Company as affiliated custodian fees.

Response: The Registrant notes that Citibank, N.A. is the sole custodian for the Old Westbury Credit Income Fund. As it relates to the Old Westbury Small & Mid Cap Strategies Fund, the Statement of Operations will be revised accordingly on a going-forward basis.

8.	Comment: With respect to the expense example for the Old Westbury Credit Income Fund, the Staff notes that the hypothetical expenses are required to be shown for a 6-month period. In future shareholder reports, please show correct amounts for a 6-month period.

Response: The Registrant notes that the Old Westbury Credit Income Fund commenced operations on October 1, 2020. Therefore, the fund only had 30 days of operating history as of the end of the period on October 31, 2020. The disclosure will be revised accordingly on a going-forward basis.

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We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact me at 732-694-5451 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Matthew A. Rizzi

Matthew A. Rizzi
Vice President and Treasurer
Old Westbury Funds, Inc.

cc:	Nicola Knight, Bessemer Trust
Jonathan Gaines, Dechert LLP
Devon Roberson, Dechert LLP